G WIZICON TECHNOLOGIES, INC.

d/b/a GAPRO SYSTEM

Cash Flow Statement

(Unaudited)

	Year Ended Decmeber 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013	
Cash flows from operating activities						
Net loss	$	(155,830)	$	(18,035)	$	(11,530)
Net cash used in operating activities		(155,830)		(18,035)		(11,530)
Cash flows from investing activities:						
Purchase of computer equipment		(7,550)		-		-
Cash flows from financing activities						
Proceeds from convertible debt		142,035		31,580		12,500
Net cash provided by financing activities		142,035		31,580		12,500
Net cash increase (decrease) for period		(21,345)		13,545		970
Cash at beginning of period		14,515		970		-
Cash at end of period	$	(6,830)	$	14,515	$	970